UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 7)

AURIZON MINES LTD.

(Name of Subject Company)

AURIZON MINES LTD.

(Name of Person(s) Filing Statement)

Common Shares

(Title of Class of Securities)

05155P106

(CUSIP Number of Class of Securities)

Julie A.S. Kemp

Aurizon Mines Ltd.

Suite 1120, Cathedral Place, 925 West Georgia Street

Vancouver, British Columbia

Canada V6C 3L2

(604) 687-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Christopher J. Cummings

Adam M. Givertz

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Toronto-Dominion Centre

77 King Street West, Suite 3100

Toronto, Ontario

Canada M5K 1J3

(416) 504-0520

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 to the Schedule 14D-9 (“Amendment No. 7”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 28, 2013, amends and supplements the Schedule 14D-9 filed with the SEC on January 23, 2013 (the “Schedule 14D-9”), by Aurizon Mines Ltd., a British Columbia corporation (the “Company”), as amended and supplemented by Amendment No. 1 to the Schedule 14D-9 filed January 28, 2013, Amendment No. 2 to the Schedule 14D-9 filed January 30, 2013, Amendment No. 3 to the Schedule 14D-9 filed February 1, 2013, Amendment No. 4 to the Schedule 14D-9 filed February 8, 2013, Amendment No. 5 to the Schedule 14D-9 filed February 12, 2013 and Amendment No. 6 to the Schedule 14D-9 filed February 19, 2013. The Schedule 14D-9 relates to the offer (the “Alamos Offer”) made by Alamos Gold Inc., a British Columbia corporation (“Alamos”), to purchase all of the outstanding common shares of the Company. The terms and conditions of the Alamos Offer are set forth in the Tender Offer Statement and the exhibits thereto filed by Alamos on Schedule TO with the Securities and Exchange Commission on January 14, 2013, as amended.

The information in the Schedule 14D-9, as amended and supplemented, is incorporated into this Amendment No. 7 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

The Schedule 14D-9 is hereby amended to include the following text after the first paragraph under Item 4:

In the Schedule TO, Alamos states that “[a]ssuming all Shareholders tendered to either the Cash Alternative or the Share Alternative, each Shareholder would be entitled to receive $2.04 in cash and 0.1572 of an Alamos Share for each [Company] Common Share tendered.” The Company’s reference to “full pro ration” on page 5 of the Directors’ Circular contemplates the scenarios referred to in the Schedule TO. As stated in the Directors’ Circular, if all Aurizon shareholders elected the Cash Alternative or the Share Alternative they would receive consideration equal to $4.55 per common share of the Company, based on the January 22, 2013 closing price of Alamos Shares (as defined in the Directors’ Circular) on the Toronto Stock Exchange of $15.95 ($4.55 = $2.04 + (0.1572 x $15.95)). Based on the February 27, 2013 closing price of Alamos Shares on the Toronto Stock Exchange of $14.67, if all Aurizon shareholders elected the Cash Alternative or the Share Alternative, they would receive consideration equal to $4.35 per common share of the Company ($4.35 = $2.04 + (0.1572 x $14.67).

On page 5 of the Directors’ Circular, the Company notes that the change of control premium implied by the Alamos Offer is below the average premium paid in recent relevant unsolicited transactions involving gold and copper producers. The relevant comparable transactions that were considered are set forth below:

Completed Unsolicited Mining Transactions Since 2006

							Final Premium (1)
Date	Primary Commodity	Target	Unsolicited Bidder	White Knight	Transaction Won By	Form of Consideration	Spot	20-day (2)
							(%)	(%)
Feb 2012	PGM (3)	Magma Metals	Panoramic Resources	—	Unsolicited Bidder	Shares	127%	126%
Dec 2011	Gold	70% Crocodile Gold	Luxor Capital Group	—	Unsolicited Bidder	Cash	77%	81%
Aug 2011	Coal	Optimum Coal Holdings	Glencore	—	Unsolicited Bidder	Cash	41%	47%
Aug 2011	Uranium	Hathor Exploration	Cameco	Rio Tinto	White Knight	Cash	76%	66%
Apr 2011	Copper	Equinox Minerals	Minmetals Resources	Barrick Gold	White Knight	Cash	43%	55%
Nov 2010	Gold	Ventana Gold	EBX	—	Unsolicited Bidder	Cash	30%	34%
Sep 2010	Gold	Andean Resources	Eldorado Gold	Goldcorp	White Knight	Cash &/Shares	35%	57%
Sep 2010	Gold	Capital Gold	Timmins Gold	Gammon Gold	White Knight	Shares	25%	38%
Sep 2010	Iron	Baffinland Iron Mines	Nunavut Iron Ore	ArcelorMittal	White Knight	Cash	168%	154%
Apr 2010	Gold	Lihir Gold	Newcrest Mining	—	Unsolicited Bidder	Cash & Shares	36%	38%
Dec 2009	Royalty	International Royalty	Franco-Nevada	Royal Gold	White Knight	Cash &/or Shares	58%	70%
Oct 2009	Diversified	Freewest Resources	Noront Resources	Cliffs Natural Resources	White Knight	Shares	189%	207%
Aug 2009	Copper	Canadian Royalties	Jilin Jien/Goldbrook Ventures	—	Unsolicited Bidder	Cash	67%	70%
Aug 2008	Gold	EURO Ressources	IAMGOLD	—	Unsolicited Bidder	Cash	30%	28%
Jul 2008	Copper	Petaquilla Copper	Inmet Mining	—	Unsolicited Bidder	Cash	129%	104%
Apr 2008	Gold	Frontier Pacific Mining	Eldorado Gold	—	Unsolicited Bidder	Shares	37%	39%
Apr 2008	Zinc	Yukon Zinc	Griffin Mining	Consortium (4)	White Knight	Cash	38%	56%
Oct 2007	Copper	Tyler Resources	Mercator Minerals	Jinchuan	White Knight	Cash	116%	115%
Jun 2007	Gold	Meridian Gold	Yamana Gold	—	Unsolicited Bidder	Cash & Shares	38%	39%
Mar 2007	Nickel	LionOre Mining	Norilsk Nickel	Xstrata	Unsolicited Bidder	Cash	57%	69%
May 2006	Nickel	Inco	Teck Cominco	CVRD	White Knight	Cash	32%	37%

OVERALL AVERAGE							69%	73%

AVERAGE - UNSOLICITED BIDDER WON WITH NO WHITE KNIGHT EMERGING							61%	61%

AVERAGE - UNSOLICITED BIDDER WON WITH NO WHITE KNIGHT EMERGING - GOLD & COPPER ONLY							56%	54%

Notes:

(1)	Premium calculated based on the prices immediately prior to the initial announcement (the unaffected share price).
(2)	20-day means the volume-weighted average price for the 20 trading days prior to the announcement.
(3)	PGM means platinum group metals.
(4)	Northwest Non-Ferrous and Jinduicheng Moly.

On page 6 of the Directors’ Circular, the Company notes that the price to net asset value multiple and the price per ounce of resource multiple, in each case implied by the Alamos Offer, are below those found in relevant comparable transactions. The relevant comparable transactions that were considered are set forth below:

TSX-Listed Gold M&A Transactions 2010 - 2012 (1)

Date	Target	Acquirer	Producer / Developer	Form of Consideration	$ per Oz M,I&I Resource (2)		P/NAV (3)
					(US$/oz)		(x)
Dec 2012	Cerro Resources	Primero Mining	Developer	Shares	$35		0.9x
Nov 2012	Queenston Mining	Osisko Mining	Developer	Shares	$102		0.7x
Nov 2012	Andina Minerals	Hochschild Mining	Developer	Cash	$10		—
Oct 2012	Prodigy Gold	Argonaut Gold	Developer	Shares	$43		0.6x
Sep 2012	CGA Mining	B2Gold Corp	Producer	Shares	$129		1.0x
Aug 2012	Inter-Citic Minerals	Western Mining Group	Developer	Cash	$67		—
Aug 2012	Avion Gold	Endeavour Mining	Producer	Shares	$116		0.4x
Jul 2012	La Mancha Resources	Weather Investments II S.à.r.l.	Producer	Cash	$85		0.5x
Jun 2012	Extorre Gold Mines	Yamana Gold	Developer	Cash & Shares	$158	(4)	0.5x
Apr 2012	Trelawney Mining & Exploration	IAMGOLD	Developer	Cash	$81		0.5x
Jan 2012	Minefinders Corporation	Pan American Silver	Producer	Cash &/or Shares	$199	(4)	0.9x
Dec 2011	European Goldfields	Eldorado Gold	Developer	Shares	$207		1.0x
Oct 2011	Silver Quest Resources	New Gold	Developer	Shares	$91		—
Oct 2011	Auryx Gold	B2Gold Corp	Developer	Shares	$60		—
Sep 2011	Trade Winds Ventures	Detour Gold	Developer	Shares	$29		—
Sep 2011	Grayd Resource	Agnico-Eagle	Developer	Cash &/or Shares	$128		0.9x
Aug 2011	Northgate Minerals	AuRico Gold	Producer	Shares	$172		1.0x
Aug 2011	Augen Gold	Trelawney Mining	Developer	Shares	$53		—
Jun 2011	Goldstone Resources	Premier Gold Mines	Developer	Shares	$45		—
Apr 2011	Richfield Ventures	New Gold	Developer	Shares	$138		0.5x
Mar 2011	Capital Gold	Gammon Gold	Producer	Shares	$152		1.6x
Feb 2011	Ventana Gold	EBX	Developer	Cash	$357		0.9x
Feb 2011	Fronteer Gold	Newmont Mining	Developer	Cash	$324		1.2x
Oct 2010	Pediment Gold	Argonaut Gold	Developer	Shares	$80		—
Sep 2010	Andean Resources	Goldcorp	Developer	Cash &/or Shares	$590		1.8x
Aug 2010	AuEx Ventures	Fronteer Gold	Developer	Cash & Shares	$332		0.7x
Aug 2010	Red Back Mining	Kinross Gold	Producer	Shares	$556		1.8x
Jul 2010	Terrane Metals	Thompson Creek Metals	Developer	Cash & Shares	$75		0.7x
May 2010	Brazauro Resources	Eldorado Gold	Developer	Shares	$53		—
May 2010	Lihir Gold	Newcrest Mining	Producer	Cash & Shares	$164		1.8x
Apr 2010	Comaplex Minerals	Agnico-Eagle	Developer	Shares	$126		1.1x
Mar 2010	Brett Resources	Osisko Mining	Developer	Shares	$44		0.8x
Mar 2010	Underworld Resources	Kinross Gold	Developer	Shares	$70		0.8x
Mar 2010	Linear Gold	Apollo Gold	Developer	Shares	$24		—

OVERALL AVERAGE					$145		1.0x

PRODUCER AVERAGE					$197		1.1x

Notes:

(1)	Includes targets listed on the Toronto Stock Exchange and the TSX Venture Exchange.
(2)	Calculated as the total economic cost (adjusting for the target’s net cash and/or debt) divided by the target’s gold or gold equivalent ounces of measured, indicated and inferred mineral resources.
(3)	Aggregate purchase price divided by the target’s net asset value with the net asset value being an average calculated from available research analyst reports.
(4)	Calculated using gold equivalent mineral resources.

On page 7 of the Directors’ Circular, the Company notes that it has a number of concerns regarding the Alamos Offer that need to be investigated. A significant component of the aggregate consideration of the Alamos Offer is Alamos Shares. In order to properly assess the value of such Alamos Shares (and thereby assess the overall value of the Alamos Offer), the Company would need to conduct a customary due diligence investigation to understand the risks applicable to the business of Alamos and an investment in its common shares. Such due diligence investigation would focus on, among other things, political and regulatory risks related to Alamos’ projects in Mexico and Turkey; Alamos’ estimates of capital and operating costs for its development projects; risks associated with the impact of Alamos operations on community water sources at the Aği Daği and Kirazli projects; financial risks faced by Alamos, including interest rate, credit, liquidity and foreign exchange risks; and risks associated with Alamos’ production estimates, as well as the efficiency and sustainability of Alamos’ operations and the quality of its mineral reserve and resource estimates. The Company generally references these risks in items 3(a) and 3(b) on page 7 of the Directors’ Circular. The Company has not been afforded the opportunity to conduct customary due diligence on Alamos.

On page 8 of the Directors’ Circular, the Company states that provisions of the Share Purchase Agreements entered into by Alamos with certain Aurizon shareholders before the announcement of the Alamos Offer may violate applicable Canadian securities laws. Under Canadian securities laws, all shareholders must be offered identical consideration under a take-over bid. Canadian securities laws also prohibit an offeror from entering into a collateral agreement that has the effect of providing a shareholder of the target with consideration of greater value than that offered to other shareholders. These requirements extend to the transactions that Alamos entered into with certain Aurizon shareholders prior to the announcement of the Alamos Offer pursuant to the Share Purchase Agreements, which are filed as exhibits (d)(1)(i), (d)(1)(ii), (d)(1)(iii) and (d)(1)(iv) to the Schedule TO. The Aurizon shareholders who entered into the Share Purchase Agreements received:

a) a price protection right whereby such shareholders have the right to receive additional consideration if, within one year of the date of the respective Share Purchase Agreements, certain transactions occur, as set forth in the Offer to Purchase;

b) consideration wholly in Alamos Shares and not subject to the pro ration in the Alamos Offer;

c) certain contractual representations and warranties; and

d) a registration right whereby Alamos agreed to file a prospectus to qualify the Alamos Shares issued as consideration for Aurizon shares.

As the current Aurizon shareholders have not been offered the consideration listed above, the requirement that identical consideration be offered to all shareholders does not appear to have been met. The Share Purchase Agreements may also be collateral agreements that are prohibited under Canadian securities laws. In addition, Canadian securities laws required Alamos to explain in the Offer to Purchase how the prohibition against collateral agreements was not breached by entering into the Share Purchase Agreements. Alamos failed to meet this requirement.

The Company has not yet determined whether it will take action in respect of such matters but reserves all of its rights to do so.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

The Schedule 14D-9 is hereby amended to include the following text after the second paragraph under Item 7:

The reference on page iv of the Directors’ Circular to “building upon existing value-enhancing initiatives” refers to operational initiatives that currently are being conducted by the Company, including: with respect to the Company’s Casa Berardi mine, the deepening of the West Mine production shaft, lateral development out to Zones 118 and 123, the construction of a paste backfill plant and related distribution infrastructure; development initiatives with respect to three open pit opportunities and the inclusion of the Principal area being mined from underground in the future mine plan; development of mineral resources at the Company’s Heva and Marban projects; exploration and potential development initiatives with respect to the Heva and Hosco West Extension areas of the Company’s Joanna property; and regional exploration initiatives at the Company’s other early stage projects. Such initiatives have been previously disclosed in the Company’s periodic reports filed with the Commission and the Canadian securities regulatory authorities and in presentations to the investor community.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AURIZON MINES LTD.

By:	/s/ Ian S. Walton
Name: Ian S. Walton
Title: Executive Vice President and Chief Financial Officer

Dated: February 28, 2013